U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                   FORM 10-SB




                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
        Under section 12(b) or (g) of The Securities Exchange Act of 1934



                          CYBER PUBLIC RELATIONS, INC.
                 (Name of Small Business Issuer in its charter)


         FLORIDA                                               98-0222013
(State or other jurisdiction of                               (IRS Employer
incorporation or organization)                            Identification Number)


                     8260 Ryan Road, Richmond, B.C. V7A 2E5
              (Address of principal executive offices and Zip Code)


         Issuer's telephone number, including area code: (604) 277-2816


     Securities to be registered pursuant to Section 12(b) of the Act: None


        Securities to be registered pursuant to Section 12(g) of the Act:


                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                                (Title of Class)

                    CYBER PUBLIC RELATIONS, INC. - FORM 10-SB

Table of Contents                                                           Page
                                     Part I

Item 1.  Description of Business..............................................4

Item 2.  Management's Discussion and Analysis or Plan of Operation............8

Item 3.  Description of Property..............................................16

Item 4.  Security Ownership of Certain Beneficial
                  Owners and Management.......................................16

Item 5.  Directors, Executive Officers, Promoters and Control Persons.........16

Item 6.  Executive Compensation...............................................17

Item 7.  Certain Relationships and Related Transactions.......................17

Item 8.  Description of Securities............................................18

                                     Part II

Item 1.  Market for Common Equity and Related
                  Stockholder Matters.........................................19

Item 2.  Legal Proceedings....................................................20

Item 3.  Changes in and Disagreements with Accountants........................20

Item 4.  Recent Sales of Unregistered Securities..............................20

Item 5.  Indemnification of Directors and Officers............................20

                                    Part F/S

Financial Statements..........................................................22

                                    Part III

Item 1.  Index to Exhibits....................................................34

Item 2.  Description of Exhibits..............................................34

Signatures....................................................................34

FORWARD-LOOKING STATEMENTS

This Form 10-SB contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "PSLRA"), including, but not limited to statements related to the Company's business objectives and strategy. Such forward-looking statements are based on current expectations, estimates and projections about the Company's industry, management beliefs, and certain assumptions made by the Company's management. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict; therefore, actual results may differ materially from those expressed, forecasted, or contemplated by any such forward- looking statements. The PSLRA does not apply to initial public offerings.

Factors that could cause actual events or results to differ materially include, among others, the following: market acceptance of the Internet as a medium for consumers to obtain telecommunications products, the Company's ability to acquire and develop quality products on an ongoing basis, intense competition from other E-commerce websites over the Internet, the Company's early state of development, delays or errors in the Company's ability to effect electronic commerce transactions, potential liability for defamation, negligence, intellectual property infringement, and other risks inherent in the telecommunications and high tech industry and associated with doing business over the Internet. See, "Management's Discussion and Analysis or Plan of Operation -- Factors That May Affect Future Results and Market Price of Stock." Given these uncertainties, investors are cautioned not to place undue reliance on any such forward-looking statements.

Unless required by law, the Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. However, readers should carefully review the risk factors set forth in other reports or documents the Company files from time to time with the Securities and Exchange Commission, particularly the Annual Reports on Form 10-KSB, the Quarterly Reports on Form 10-QSB and any Current Reports on Form 8-K.

Cyber Public Relations, Inc. (the "Company") is voluntarily filing this Form 10-SB registration statement in order to make information concerning its business plan, including financials, as required by the Securities and Exchange Commission ("SEC") available to the public and its existing and potential investors. The Company intends to continue to file the interim and periodic reports as required under the Exchange Act of 1934, as amended ("Exchange Act"), in order to stay in compliance with the listing requirements and those of the SEC for reporting companies and publicly traded securities. It is Management's intent for the Company to be listed for trading on the OTC Electronic Bulletin Board. Under the current NASD rules, in order to become listed on the OTC Electronic Bulletin Board, a company now must be a reporting company under the Securities Act of 1934.

                                     PART I

ITEM 1.    DESCRIPTION OF BUSINESS

BUSINESS OF THE ISSUER
----------------------

Cyber Public Relations, Inc. (the "Company") was incorporated in the State of Florida on June 29, 1998, for the purpose of providing internet electronic commerce ("E-commerce") consulting services to small and medium size businesses. The Company is currently doing business on the Internet under the name Galaxyblue Jewelry (www.galaxyblue.com).

The Company's Articles of Incorporation provided for authorized capital of one hundred and ten million (110,000,000) shares of which one hundred million (100,000,000) are $0.001 par value Common Stock and ten million (10,000,000) are $0.001 par value preferred stock.

There have been no bankruptcy, receiverships, or similar proceedings by or against the Company. There has been no material reclassification, merger, consolidation, or purchase or sale of any significant asset(s).

BUSINESS DEVELOPMENT
--------------------

Though in its developmental stage, the Company has refined a business model that will provide complete E-commerce solutions to small and medium sized businesses. The Company has divided its operations into two divisions:

1.       Product Development (in-house and via acquisitions)
2.       Consulting and Hosting Services

PRODUCT DEVELOPMENT DIVISION
----------------------------

The Company is currently doing business over the Internet as Galaxyblue Jewelry (www.galaxyblue.com), and intends to acquire and develop additional complementary and other products to sell online.

Galaxyblue is the Company's first product development project. It is a small business enterprise selling hand made jewelry (rings, bracelets, hair clips, necklaces, etc.) over the Internet. Galaxyblue's catalogue includes over 75 products and is available to the public both online and via regular mail. The Company has developed an online cartoon character spokesperson and an interactive website that it intends to evolve into an electronic magazine.

By taking small businesses such as Galaxyblue and applying E-commerce applications to its business strategy, the Company has created both a marketing tool for its Consulting Division, and a source of revenue for the Company.

The Company intends to continue to acquire and develop small businesses like Galaxyblue to add to its product development portfolio. The Company believes the revenues it will be able to generate from the Product Development Division will help sustain the Company while it identifies its target markets and prepares financing for the launch of its Consulting Division.

CONSULTING AND HOSTING SERVICES DIVISION
----------------------------------------

The Company plans to provide a combination of consulting and related services to small and medium size businesses enabling them to effectively engage in E-commerce. The Company will design websites and implement electronic commerce applications for their customers' Internet websites, with the primary focus being online shopping and business-to-business trade via the Internet.

The Company's consulting services are expected to include:

o        Complete design, construction, and/or enhancement of virtual web pages.
o        Virtual web page hosting for each of the businesses.
o Combination of virtual web page construction and hosting operations that create an effective electronic commerce platform.
o Continue the business relationship with each client by providing updates, edits, refitting, and promoting product lines, as well as continued expanding services as the clients' business grows, or changes in E-commerce occur.

As different industries and businesses may require different levels of assistance, the Company plans to maintain its focus on customer service with each client on an individual basis. In providing its host of E-commerce services to small and medium size businesses, the Company will specifically focus on the clients' industry requirements and take into account Internet law/regulations, privacy and general security on the Internet, secure transactions, and digital authentication, as well as Internet marketing concepts and strategies.

The Company has based its business model on the belief that E-commerce, via the Internet, has reached a stage at which both suppliers and buyers are equipped to execute transactions on-line, on a consistent basis, with the volume necessary to conduct a viable business environment. In addition, the market has produced hardware and application software that now allows users to conduct E-commerce transactions with relative ease while importantly maintaining effective measures of security. The Company believes consumers have been adequately educated to navigate the World-Wide-Web (Internet) and now, in general, feel comfortable shopping on-line for a wide variety of goods and services. These developments have opened the door for businesses, including this Company, to begin plying their trade via the Internet.

MARKETING STRATEGY
------------------

The Company plans to use ad banners, links, and other internet advertising strategies, in addition to traditional magazine and direct mail advertising, to drive customers to their Galaxyblue website and to create brand recognition. Cyber Public Relations intends to create a web ring, connecting all the sites in the Company's product development portfolio, thereby increasing the potential customer base of each individual website. The success of the Company's web ring will be used as a model to assist in marketing the Company's consulting services.

The Company has developed a three-phase plan for marketing fully functional E-commerce consulting services once this division is ready to be launched. The service will be targeted to small to medium size companies looking to sell their products and/or services over the Internet. In its first phase of marketing, the Company will focus on defined markets within the Northwestern United States and Southwestern Canada. The Company believes that by staying in defined areas, while in the first phase of marketing, it will increase the potential to build up a loyal clientele. In addition, it will allow the Company to create a strong reputation by providing personal and accessible service to each business, thereby further promoting the Company's success. The Company will be able to better gauge advertising success by initially operating within these defined areas. The second phase of marketing will likely include advertising and promotion to expand throughout the Northwestern United States and Southwestern Canada region. If, and when, it becomes successful with its second phase of marketing, the Company may initiate the third phase of marketing sales that will look to expand its presence across North America, Canada, and even possibly into international sales.

The specific sales targets of the Company's marketing campaign will include small to medium size businesses within the following sectors; retail goods and services, light industry (for order placements and confirmations), industry support services (i.e. travel insurance, real estate tracking, trade services) as well as Internet advertisement providers. The Company believes targeting this market will be beneficial since the majority of the potential client base (small to medium size companies) have already identified the need for E-commerce solutions, but for a variety of reasons have not set up their company on the Internet, or have only at most set up a web-page, but have little else. Throughout its marketing campaign, the Company will focus on potential clients that have an understanding or are willing to learn more about the potential the Internet can provide. Marketing the cost of providing an E-commerce solution to potential clients, within the targeted market, will be accomplished by examining earnings potential with fully functional E-commerce operations as provided by the Company and the investment required by the client to render the services.

COMPETITION
-----------

Competition directly impacting the Company's business model may include, but not be limited to, companies already established as computer consulting firms, Internet service providers, web designers and hosting companies, as well as independent software consultants and engineers. Some of the largest competitors in the industry include the likes of Amazon.com, Broadvision, Inc., Sterling Commerce, Harbinger Corp., Microsoft, Peoplesoft, and USWeb Corp. These are only a few of the companies involved in E-commerce operations, and the Company recognizes several others that are already established, or are strategically positioning themselves to enter the marketplace of E-commerce. With this knowledge, the Company has directed its business model to effectively market their services to small to medium size businesses, thereby positioning the Company just below the larger competitors in the marketplace. The Company believes the strategic advantage this provides is the ability to promote the Company's business model, while providing flexibility and personal service no matter what the client's industry sector or business may be.

RAW MATERIALS
-------------

As Galaxyblue Jewelry, the Company relies on a number of different jewelry findings suppliers to deliver component parts in a timely fashion. The Company has not, in the past, had any problems with supply or deliverability of materials. However, should one or more suppliers be unable to ship component parts, the Company believes it would be able to compensate with alternative suppliers without detriment to the normal business operations of Galaxyblue Jewelry.

The Company does not rely on any one or more raw materials or raw material suppliers for its other divisions.

CUSTOMERS
---------

As Galaxyblue Jewelry, the Company has relied primarily on one customer, Hills of Kerrisdale, for the majority of its sales. The Company hopes to diversify it's customer base by increasing online sales, thereby decreasing the Company's dependence on its current major customer.

In the Company's other area of business, e-commerce solutions consulting services, Company currently does not rely on one or a few customers to continue business nor does the Company believe such a dependency shall evolve in the future.

PATENTS
-------

The Company has no patents, nor is it in the process of trying to obtain any patents at this time.

GOVERNMENT REGULATIONS
----------------------

The Company is not currently subject to direct federal, state, or local regulation in the United States other than regulations applicable to businesses generally or directly applicable to electronic commerce. However, because the Internet is becoming increasingly popular, it is possible that a number of laws and regulations may be adopted in the United States with respect to the Internet. These laws may cover issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights, and information security. Furthermore, the growth of electronic commerce may prompt calls for more stringent consumer protection laws. Several states have proposed legislation to limit the use of personal user information gathered online or require online services to establish privacy policies. The Federal Trade Commission has indicated that it may propose legislation on this issue to Congress in the near future and has initiated action against at least one online service regarding the manner in which personal information was collected from users and provided to third parties. The adoption of such consumer protection law could create uncertainty in Internet usage and reduce the demand for all products and services. The Company does not provide customer information to third parties and, therefore, does not anticipate any current or proposed legislation relating to online privacy to directly affect its activities to a material extent.

The Company is not certain how its business may be affected by the application of existing laws governing issues such as property ownership, copyrights, encryption, and other intellectual property issues, taxation, libel, obscenity, and export or import matters. The vast majority of those laws were adopted prior to the advent of the Internet. As a result, they do not contemplate or address the unique issues of the Internet and related technologies. Changes in laws intended to address such issues could possibly create uncertainty in the Internet marketplace. That uncertainty could reduce demand for the Company's products or services or increase the cost of doing business as a result of litigation costs or increased service delivery costs.

EMPLOYEES
---------

Currently, the Company has no employees other than the principals. However, additional staff will be added, as the success of the business demands it.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS PLAN OF OPERATION

The following discussion contains forward-looking statements that are subject to significant risks and uncertainties. There are several important factors that could cause actual results to differ materially from historical results and percentages and results anticipated by the forward-looking statements. The Company has sought to identify the most significant risks to its business, but cannot predict whether or to what extent any of such risks may be realized nor can there be any assurance that the Company has identified all possible risks that might arise. Investors should carefully consider all of such risks before making an investment decision with respect to the Company's stock. In particular, investors should refer to the section entitled, "Factors that May Affect Future Results and Market Price of Stock". PLAN OF OPERATIONDuring the next twelve months, the Company's plans include the following:

1. Testing the Company's business model by applying and implementing e-commerce solutions and marketing strategies to Galaxyblue Jewelry.

2. Develop and refine its services and identify markets for these services.

RESULT OF OPERATIONS
--------------------

The Company completed the design of a website, www.galaxyblue.com, as the first step towards testing its E-commerce business model.

Galaxyblue Jewelry consists of necklaces, hairclips, bracelets and rings made by hand from nickel plated brass findings adorned with genuine Swarovski Austrian crystals. The products are targeted towards females age 16 to 35, with individual pieces ranging in price from $20 to $200. The Jewelry business was started in 1998 and since that time has earned modest revenues from sales, but has yet to make a profit. The Company designed and implemented a fully functional, interactive website of Galaxyblue's jewelry products. The Company has also designed and developed Shred Betty, Galaxyblue's virtual spokesperson whom the Company plans to use to create brand recognition.

The Company believes small businesses like Galaxyblue Jewelry will be their target market once consulting operations are launched. It is the Company's strategy in the next twelve months to make galaxyblue.com a successful E-commerce website that can be shown to potential clients as an example of the E-commerce solutions the Company will be able to provide. The Company also plans to seek out, acquire and develop websites for complementary products that it can add to its Product Development/Marketing portfolio..

In addition to providing a marketing tool for the Company as it seeks to identify markets and clients, the Company believes Galaxyblue Jewelry will provide a modest source of revenue.

FUTURE OPERATIONS
-----------------

In the next twelve months, the Company plans to add to its product development portfolio by seeking out small businesses with products complementary to Galaxyblue's product offerings to acquire; and to develop such small business ideas and products in house. The Company plans to create a web ring of complementary, interconnected, fully functional e-commerce websites; building brand recognition and a proven reputation.

The Company also plans to continue its market research into identifying the target markets and a potential clientele for its Consulting Services Division. A full launch of this division will depend upon the process of the Company's product development division. The Company plans to use the success of this division as a key part of a marketing strategy to launch the Company's Consulting Services.

Because the Company remains essentially a start-up development company with limited capital resources, it may be necessary for the President to either advance funds to the Company, or to accrue expenses until such time as an additional financing can be made. Management intends to hold expenses to a minimum and to obtain services on a contingency basis when possible until the Company's product development and marketing reaches a point when additional financing will be possible. Further, the Company's President and sole Director will defer any cash compensation until such time as the Company begins to earn revenues from operations. The Company does anticipate immediate, although modest revenues from operations from its Galaxyblue website.

It is clear to the Company that present funding is not sufficient for the full launch of its consulting services operations, and that it must interest investors in one or more secondary capital formation programs before it can launch this area of its business strategy.

Management is now engaged in evaluating the feasibility of further limited offerings or private placements, whether to develop a program for investors involving royalties or profit participation in actual product sales, with investments tied to specific products, or whether to attempt to register securities for sale, pursuant to Section 5 of the Securities Act of 1933. It is the conclusion of management that significant additional capital formation is necessary to fully launch operations successfully.

The Company does not intend to use any employees, with the possible exception of part-time clerical assistance on an as-needed basis, until the Company begins to earn revenues from operations. Outside advisors or consultants will be used only if they can be obtained for a minimal cost or on a deferred payment basis. Management is confident that it will be able to operate in this manner as it continues to develop its business during the next twelve months.

CASH REQUIREMENTS AND NEED FOR ADDITIONAL FUNDS
-----------------------------------------------

The Company anticipates no substantial cash requirements for the next twelve months. It is the opinion of management that $100,000 would be required to launch operations in the next twelve months, although this is highly dependent on the success of the Company's initial product development and acquisition strategies.

The Company believes it can sustain operations for the next twelve months, including compliance with all reporting requirements by maintaining its self sufficiency, and by relying on the President to advance funds to the Company until revenues that can sustain operations can be achieved. The Company does not believe substantial funds will be required until it is ready to launch the operation of its Internet Consulting marketing strategy. Required management, legal and professional services for the next twelve months are believed capable of being secured for deferred payment or payment in new investment shares of common stock. The exception to the previous statement is that the Company's Auditor cannot lawfully or properly be compensated otherwise than by payment for services in cash as billed by such independent auditor. This cash requirement is foreseen to be not less than $4,000.00 nor more than $10,000.00 during the next twelve months. This minimal funding will be obtained by borrowing, possibly with a guarantee from its officers, directors or principal shareholder. There is no assurance possible that even these minimal requirements for cash can be met. The failure to maintain current auditing of the corporate affairs would result in the failure to meet the Company's intention to file periodic reports, voluntarily or otherwise, at the close of its next fiscal year. The expenses of its audit, legal and professional requirements, may be advanced by management. No significant cash or funds are required for Management to evaluate possible transactions. No such activity is expected for at least the next six months.

While the Company has disclosed the results of such a contingency, it does not anticipate any such contingency upon which the Company would voluntarily cease filing reports with the SEC, even though it might cease to be required to do so under current rules. It is in the Company's compelling interest to be a reporting company and to report its affairs quarterly, annually and currently, as the case may be, generally to provide accessible public information to interested parties, and also specifically to maintain its qualification for the OTCBB, if and when the Registrant's intended application for submission be effective. Capital formation programs cannot be approached responsibly without maintenance of the Company's reporting status.

DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
----------------------------------------------

OPERATIONS AND RESULTS FOR THE PAST TWO FISCAL YEARS: The Company was incorporated on June 28, 1998 and has yet to launch operations. Activity during the past year has been confined to testing the viability of the Company's business model and the identification of markets and development of products.

FUTURE PROSPECTS: The Company is unable to predict when it may launch intended operations, or failing to do so, when and if it may elect to participate in a business acquisition opportunity. The reason for this uncertainty arises from its limited resources, and competitive disadvantage to other public or semi-public issuers, and new uncertainties about compliance with NASD requirements for trading on the OTCBB. Notwithstanding the conditions, the Company expects to develop a capital formation strategy and launch operations during the next twelve to eighteen months, if the Company can effect quotation of its common stock on the OTCBB.

REVERSE ACQUISITION CANDIDATE: The Company is not currently searching for a profitable business opportunity. This contingency is disclosed for the possibility that the Company's intended business might fail. The Company is not presently a reverse acquisition candidate. Should the Company's business fail, management does not believe the Company would be able to effectively, under current laws and regulations, attract capital, and would be required to seek such an acquisition to achieve profitability for shareholders.

FACTORS THAT MAY AFFECT FUTURE RESULTS AND MARKET PRICE OF STOCK.
-----------------------------------------------------------------

The business of the Company involves a number of risks and uncertainties that could cause actual results to differ materially from results projected in any forward-looking statement, or statements, made in this report. These risks and uncertainties include, but are not necessarily limited to the risks set forth below. The Company's securities are speculative and investment in the Company's securities involves a high degree of risk and the possibility that the investor will suffer the loss of the entire amount invested.

NO OPERATING HISTORY; POTENTIAL OF INCREASED EXPENSES.

The Company was organized in 1998, and has no operating history upon which an evaluation of its business and prospects can be based.

There can be no assurance that the Company will be profitable on a quarterly or annual basis. In addition, as the Company expands its business network and marketing operations it will likely need to increase its operating expenses, broaden its customer support capabilities, and increase its administrative resources.

POSSIBLE NEED FOR ADDITIONAL FINANCING.

It is possible that revenues from the Company's operations may not be sufficient to finance its initial operating cost to reach breakeven. If this were to occur, the Company would need to raise or find additional capital. While the Company expects to be able to meet its financial obligations for approximately the next twelve months, there is no assurance that, after such period, the Company will be operating profitably. If they are not, there can be no assurance that any required capital will be obtained on terms favorable to the Company. Failure to obtain adequate additional capital on favorable terms could result in significant delays in the expansion of new services and market share and could even result in the substantial curtailment of existing operations and services to clients.

UNPREDICTABILITY OF FUTURE REVENUES; POTENTIAL FLUCTUATIONS IN QUARTERLY
RESULTS.

As a result of the Company's lack of operating history and the emerging nature of the market in which it competes, the Company is unable to forecast its revenues accurately. The Company's current and future expense levels are based largely on its investment/operating plans and estimates of future revenue and are to a large extent based on the Company's own estimates. Sales and operating results generally depend on the volume of, timing of, and ability to obtain customers, orders for services received, and revenues therefrom generated. These are, by their nature, difficult at best to forecast.

The Company may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall or delay. Accordingly, any significant shortfall or delay in revenue in relation to the Company's planned expenditures would have an immediate adverse affect on the Company's business, financial condition, and results of operations. Further, in response to changes in the competitive environment, the Company may from time to time make certain pricing, service, or marketing decisions that could have a material adverse effect on the Company's business, financial condition, operating results, and cash flows.

DEVELOPING MARKET; ACCEPTANCE OF THE INTERNET AS A MEDIUM FOR COMMERCE JUST NOW BEING PROVEN.

The Company's long-term viability is substantially dependent upon the continued widespread acceptance and use of the Internet as a medium for business commerce, in terms of the sales of both products and services to businesses and individuals. The use of the Internet as a means of business sales and commerce is has only recently reached a point where many companies are making reasonable profits from their endeavors therein, and there can be no assurance that this trend will continue.

The Internet has experienced, and is expected to continue to experience, significant growth in the number of users and amount of traffic. There can be no assurance that the Internet infrastructure will continue to be able to support the demands placed on it by this continued growth. In addition, delays in the development or adoption of new standards and protocols to handle increased levels of Internet activity or increased governmental regulation could slow or stop the growth of the Internet as a viable medium for business commerce. Moreover, critical issues concerning the commercial use of the Internet (including security, reliability, accessibility and quality of service) remain unresolved and may adversely affect the growth of Internet use or the attractiveness of its use for business commerce.

The failure of the necessary infrastructure to further develop in a timely manner, or the failure of the Internet to continue to develop rapidly as a valid medium for business would have a material adverse effect on the Company's business, financial condition, operating results, and cash flows.

UNPROVEN ACCEPTANCE OF THE COMPANY'S SERVICES AND/OR PRODUCTS.

The Company is still in its development stage. As a result, it does not know with any certainty whether its services and/or products will be accepted within the business marketplace. If the Company's services and/or products prove to be unsuccessful within the marketplace, or if the Company fails to attain market acceptance, it could materially adversely affect the Company's financial condition, operating results, and cash flows.

DEPENDENCE ON KEY PERSONNEL.

The Company's performance and operating results are substantially dependent on the continued service and performance of its officer and directors. The Company intends to hire additional technical, sales, and other personnel as they move forward with their business model. Competition for such personnel is intense, and there can be no assurance that the Company can retain its key technical employees, or that it will be able to attract or retain highly qualified technical and managerial personnel in the future. The loss of the services of any of the Company's key employees or the inability to attract and retain the necessary technical, sales, and other personnel could have a material adverse effect upon the Company's business, financial condition, operating results, and cash flows. The Company does not currently maintain "key man" insurance for any of its key employees.

LIABILITY FOR INFORMATION DISPLAYED ON THE COMPANY'S INTERNET WEB SITES.

The Company may be subjected to claims for defamation, negligence, copyright, or trademark infringement and various other claims relating to the nature and content of materials it publishes on its Internet Web site, or those set up for its clients. These types of claims have been brought, sometimes successfully, against online businesses in the past. The Company could also face claims based on the content that is accessible from its own, or its clients', Internet Web sites through links to other Web sites.

DEPENDENCE ON CONTINUED GROWTH IN USE OF THE INTERNET.

The success of the Company's business depends, in part, on continued acceptance and growth in the use of the Internet for business commerce and would suffer if Internet usage does not continue to grow. Internet usage may be inhibited for a number of reasons, such as:

o        Inadequate network infrastructure.
o        Security concerns.
o        Inconsistent quality of service.
o        Lack of available cost-effective, high-speed service.
o        The adoption of new standards or protocols for the Internet.
o        Changes or increases in government regulation.

Online companies have experienced interruptions in their services as a result of outages and other delays occurring due to problems with the Internet network infrastructure, disruptions in Internet access provided by third-party providers or failure of third party providers to handle higher volumes of user traffic. If Internet usage grows, the Internet infrastructure or third-party service providers may be unable to support the increased demands which may result in a decline of performance, reliability or ability to access the Internet. If outages or delays frequently occur in the future, Internet usage, as well as usage of the Company's Internet Web-sites, could grow more slowly or decline.

RELIANCE ON OTHER THIRD PARTIES.

The Company's and its clients' operations may depend, to a significant degree, on a number of other third parties, including but not limited to ISPs. The Company has no effective control over these third parties and no long-term contractual relationships with any of them. From time to time, the Company and/or its clients could experience temporary interruptions in their Internet Web-site connections and related communications access. Continuous or prolonged interruptions in the Internet Web-site connections or communications access would have a material adverse effect on the Company's business, financial condition and results of operations. Most agreements with ISPs place certain limits on a company's ability to obtain damages from the service providers for failure to maintain the company's connection to the Internet.

COMPETITION.

The E-commerce solutions market in which the Company will operate is very competitive. Many competitors have substantially greater, financial, technical, marketing, and distribution resources than the Company.

In the all its markets, the Company competes against a large number of companies of varying sizes and resources. There are an increasing number of competitive services and products offered by a growing number of companies. Increased competition in any service or product area may result in a loss of a client, reduction in sales revenue, or additional price competition, any of which could have a material adverse effect on the Company's operating results. In addition, existing competitors may continue to broaden their service and/or product lines and other potential competitors may enter or increase their presence in the E-commerce, resulting in greater competition for the Company.

Most of the Company's current and potential competitors have substantially longer operating histories, larger customer bases, greater name and service recognition, and significantly greater financial, marketing, and other resources than the Company. In addition, competitors may be acquired by, receive investments from or enter into other commercial relationships with larger, well- established and well-financed companies as the use of the Internet and other online services increases. Many of the Company's competitors may be able to respond more quickly to changes in customer preferences/needs, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing policies and devote substantially more resources to Internet site and systems development than the Company.

It is possible that new competitors or alliances among competitors may emerge and rapidly acquire market share. Increased competition may result in reduced operating margins and/or loss of market share, either of which could materially adversely affect the Company's business, results of operations and financial condition. There can be no assurance that the Company will be able to compete successfully against current or future competitors or alliances of such competitors, or that competitive pressures faced by the Company will not materially adversely affect its business, financial condition, operating results and cash flows.

RISKS OF POTENTIAL GOVERNMENT REGULATION AND OTHER LEGAL UNCERTAINTIES RELATING TO THE INTERNET.

The Company is not currently subject to direct federal, state, or local regulation in the United States and Canada other than regulations applicable to businesses generally or directly applicable to electronic commerce. However, because the Internet is becoming increasingly popular, it is possible that a number of laws and regulations may be adopted with respect to the Internet. These laws may cover issues such as user privacy, freedom of expression, pricing, content, and quality of products and services, taxation, advertising, intellectual property rights and information security. Furthermore, the growth of electronic commerce may prompt calls for more stringent consumer protection laws. The adoption of such consumer protection laws could create uncertainty in Internet usage and reduce the demand for all products and services.

In addition, the Company is not certain how its business may be affected by the application of existing laws governing issues such as property ownership, copyrights, encryption, and other intellectual property issues, taxation, libel, obscenity, and export or import matters. It is possible that future applications of these laws to the Company's business could reduce demand for its products and services or increase the cost of doing business as a result of litigation costs or increased service delivery costs.

Because the Company's services will likely be available over the Internet in multiple states, and possibly foreign countries, other jurisdictions may claim that the Company is required to qualify to do business and pay taxes in each state or foreign country. The Company's failure to qualify in other jurisdictions when it is required to do so could subject the Company to penalties and could restrict the Company's ability to enforce contracts in those jurisdictions. The application of laws or regulations from jurisdictions whose laws do not currently apply to the Company's business may have a material adverse affect on its business, results of operations and financial condition.

INTELLECTUAL PROPERTY RIGHTS.

As part of its confidentiality procedures, the Company expects to enter into nondisclosure and confidentiality agreements with its key employees, and any consultants and/or business partners and will limit access to and distribution of its technology, documentation, and other proprietary information.

Despite the Company's efforts to protect any intellectual property rights it may have, unauthorized third parties, including competitors, may from time to time copy or reverse-engineer certain portions of the Company's technology and use such information to create competitive services and/or products.It is possible that the scope, validity, and/or enforceability of the Company's intellectual property rights could be challenged by other parties, including competitors. The results of such challenges before administrative bodies or courts depend on many factors which cannot be accurately assessed at this time. Unfavorable decisions by such administrative bodies or courts could have a negative impact on the Company's intellectual property rights. Any such challenges, whether with or without merit, could be time consuming, result in costly litigation and diversion of resources, and cause service or product delays. If such events should occur, the Company's business, operating results and financial condition could be materially adversely affected.


ITEM 3. DESCRIPTION OF PROPERTY

The Company is currently operating out of premises owned by the President's father at 8260 Ryan Road, Richmond, B.C., V7A 2E5. The space is being used by the Company free of charge. The Company believes these facilities will be adequate for its current requirements.

The Company's future plans will likely require additional space as its business plan progresses. If, and when, this should occur, the Company will look into expansion via "satellite" offices into target markets that will be able to financially support the additional office space and manpower required.


ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information, to the best knowledge of the Company as of January 10, 2001, with respect to each person known by the Company to own beneficially more than 5% of the Company's outstanding Common Stock, each director of the Company and all directors and officers of the Company as a group.

NAME                                                       BENEFICIAL OWNERSHIP
PERCENT                                                    NUMBER

EXECUTIVE OFFICERS AND DIRECTORS
--------------------------------

Maria Trinh
President                                                     2,000,000
91%


ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following are the directors and officers of the Company at July 15, 2000:

NAME                      AGE          TITLE

Maria Trinh               32           President, Secretary, Treasurer, Director

All Directors hold office until the next annual meeting of shareholders or the election and qualification of their successors.

No director, Officer, affiliate or promoter of the Company has, within the past five years, filed any bankruptcy petition, been convicted in or been the subject of any pending criminal proceedings, or is any such person the subject or any order, judgment or decree involving the violation of any state or federal securities laws.

The business experience of the person listed above during the past five years is as follows:

Maria Trinh
EFFECTIVE:  JUNE 29, 1998.  PRESIDENT
-------------------------------------

Maria Trinh graduated from the University of British Columbia with a Fine Arts Degree in 1991. In 1995 she worked for Advanced Cultural Technologies, a software development Company in Vancouver, B.C. For the past five years she has been a free-lance artist, taking up jewelry design in early 1998 commensurate with the founding of Galaxyblue Jewelry. As a small business owner, Ms. Trinh saw the need and the potential in helping to bring e-commerce solutions to small and medium sized businesses. Since the inception of the Company, Ms. Trinh has been working on developing a viable E-commerce solutions business model.


ITEM 6. EXECUTIVE COMPENSATION

The Company has not had a bonus, profit sharing, or deferred compensation plan for the benefit of its employees, officers or directors. The Company has not paid any salaries or other compensation above $100,000 to its officers, directors or employees since inception. Further, the Company has not entered into an employment agreement with any of its officers, directors or any other persons and no such agreements are anticipated in the immediate future. It is intended that the Company's directors will defer any further compensation until such time as the Company begins to earn revenues from operations.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During the Company's last two fiscal years, there have not been any transactions between the Company and any officer, director, nominee for election as director, or any shareholder owning greater than five percent (5%) of the Company's outstanding shares, nor any member of the Company's officers or directors immediate family, except as follows:

On or about July 5, 1998, the Company approved the issuance of 2,000,000 shares of its common stock to Maria Trinh for services rendered in the amount of $20,000. The terms of this transaction were determined by the Board of Directors. At the time there were no other stockholders. These shares are restricted since they were issued in compliance with the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. After these shares have been held for one (1) year, the director, noted above, could sell, in a given period, shares based on 1% of the outstanding stock of the Company. Therefore, these shares cannot be sold except in compliance with the provisions of Rule 144. The share certificates registered to the above director has had a legend affixed to it restricting its sale.

On or about October 10, 2000, the Company approved the issuance of 100,000 shares of common stock to Thomas Braun for legal services rendered, and 50,000 shares of common stock to Anna Trinh for research and managerial services rendered. Thomas Braun is the husband of the President and sole director, Maria Trinh, and Anna Trinh is the President's sister. The terms of these transactions were determined by the Board of Directors, as majority shareholder of the Company. These shares are restricted since they were issued in compliance with the exemption from registration provided by Rule 701 of the Securities Act of 1933, as amended and therefore these shares cannot be sold except in compliance with the provisions of Rule 144. The share certificates registered in the names of the above persons have had a legend affixed to them restricting their sale.


ITEM 8. DESCRIPTION OF SECURITIES

The authorized capital stock of the Company consists of one hundred million (100,000,000) shares of Common Stock and ten million (10,000,000) shares of Preferred Stock. The following summary of certain provisions of the Common Stock and the Preferred Stock of the Company does not purport to be complete and is subject to, and qualified in its entirety by, the Articles of Incorporation and Bylaws of the Company that are included as exhibits to this Form 10-SB and by the provisions of applicable law.

COMMON STOCK
------------

As of January 10, 2001 there were 2,199,000 shares of Common Stock outstanding held of record by 27 stockholders. The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the holders of Common Stock. Subject to preferences applicable to any outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefore. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably all assets remaining after payment of liabilities and the liquidation preference of any Preferred Stock. Holders of Common Stock have no preemptive or subscription rights, and there are no redemption or conversion rights with respect to such shares. All outstanding shares of Common Stock are fully paid and non-assessable.

PREFERRED STOCK
---------------

As of January 10, 2001, no shares of Preferred Stock were designated or outstanding. The Board of Directors has the authority to issue up to 10,000,000 (ten million) shares of Preferred Stock in one or more series and fix the rights, preferences, privileges and restrictions granted to or imposed upon an unissued shares of Preferred Stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by the stockholders. Although it presently has no intention to do so, the Board of Directors, without stockholder approval, can issue Preferred Stock with voting and conversion rights, which could adversely affect the voting power of the holders of Common Stock. The issuance of Preferred Stock may have the effect of delaying, deferring, or preventing a change in control of the Company.

TRANSFER AGENT AND REGISTRAR
----------------------------

The Company is currently self transferring. As the Company's Secretary and President, Maria Trinh is acting as the Company's transfer agent and registrar for the Common Stock of the Company.


                                     PART II

ITEM     1. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's Common Shares are not currently quoted. The Company is not aware of any established trading market for its Common Stock nor is there any record of any reported trades in the public market in recent years. The Company's Common Stock has never traded in a public market.

If and when the Company's Common Stock is traded, most likely the shares will be subject to the provisions of Section 15(g) and Rule 15g-9 of the Securities Exchange Act of 1934, as amended (the 'Exchange Act"), commonly referred to as the "penny stock" rule. Section 15(g) sets forth certain requirements for transactions in penny stocks and Rule 15g9(d)(1) incorporates the definition of penny stock as that used in Rule 3a5l-l of the Exchange Act. The Commission generally defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. Rule 3a5l-l provides that any equity security is considered to be a penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the Commission; authorized for quotation on the NASDAQ Stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuer's net tangible assets; or exempted from the definition by the Commission. If the Company's shares are deemed to be a penny stock, trading in the shares will be subject to additional sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors, generally persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse. For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such securities and must have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker dealers to trade and/or maintain a market in the Company's Common Stock and may affect the ability of shareholders to sell their shares.

DIVIDEND POLICY
---------------

The Company has paid no dividends and intends to retain all future earnings, if any, for use in the development and operation of its business and does not anticipate paying cash dividends on the Common Stock in the foreseeable future.


ITEM 2. LEGAL PROCEEDINGS

The Company is currently not a party to any material pending legal proceedings and no such action by, or to the best of its knowledge, against the Company has been threatened.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.


ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

On July 5, 1998, the Company issued 2,000,000 shares of Common Stock to Maria Trinh for services rendered of $20,00 pursuant to Section 4(2) of the Securities Act of 1933, as amended.

On October 19, 1998 the Company issued 49,000 shares of Common Stock, at $0.01 per share, in completion of a Regulation D Rule 504 offering.

On October 10, 2000, the Company issued 150,000 shares of Common Stock at $0.01 per share, under Rule 701 of the Securities Act of 1933, as amended, for legal and other services rendered to the Company.


ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Florida Business Act ("Florida Law") permits the indemnification of officers, directors, and other corporate agents under certain circumstances and subject to certain limitations. The Registrant's Articles of Incorporation and

Bylaws provide that the Registrant shall indemnify its directors, officers, employees and agents to the full extent permitted by Florida Law. In addition, the Registrant has entered into separate indemnification agreements with its directors and officers which require the Registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service (other than liabilities arising from willful misconduct of a culpable nature). These indemnification provisions may be sufficiently broad to permit indemnification of the Registrant's officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act").

At present, there is no pending litigation or proceeding involving a director, officer, employee or other agent of the Registrant in which indemnification is being sought nor is the Registrant aware of any threatened litigation that my result in a claim for indemnification by any director, officer, employee or other agent of the Registrant.

                                    PART F/S

INDEX TO FINANCIAL STATEMENTS

Independent Auditors Report...................................................23

Assets   .....................................................................24

Liabilities and Stockholder's Equity..........................................25

Statement of Operations.......................................................26

Statement of Stockholder's Equity.............................................27

Statement of Cash Flows.......................................................28

Notes of Financial Statements.................................................29

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------




Board of Directors                                              January 10, 2001
CYBER PUBLIC RELATIONS, INC.
Richmond, BC, Canada


         I have audited the accompanying Balance Sheets of CYBER PUBLIC RELATIONS, INC. (A Development Stage Company), as of December 31, 2000, December 31, 1999, and December 31, 1998, and the related statements of stockholders' equity for December 31, 2000, December 31, 1999, and December 31, 1998 and the statements of operations and cash flows for the two years ended December 31, 2000, and December 31, 1999, the period June 29, 1998, (inception) to December 31, 1998, and the period June 29, 1998, (inception) to December 31, 2000. These Financial Statements are the responsibility of the Company's management. My responsibility is to express an opinion on these Financial Statements, based on my audit.
         I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Financial Statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.
         In my opinion, the Financial Statements referred to above present fairly, in all material respects, the financial position of CYBER PUBLIC RELATIONS, INC. (A development Stage Company), as of December 31, 2000, December 31, 1999, and December 31, 1998, and the related statement of stockholder's equity for December 31, 2000, December 31, 1999, and December 31, 1998 and the statements of operations and cash flows for the two years ended December 31, 2000, and December 31, 1999, the period June 29, 1998, (inception) to December 31, 1998, and the period June 29, 1998, (inception) to December 31, 2000, in conformity with generally accepted accounting principles.
         The accompanying Financial Statements have been prepared assuming the Company will continue as a going concern. As discussed in Note #5 in the "Notes to the Financial Statements," the Company has had no operations and has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan, in regard to these matters, is also described in Note #5. The Financial Statements do not include any adjustments that might result from the outcome of this uncertainty.

---------------------------
Barry L. Friedman
Certified Public Accountant
1582 Tulita Drive
Las Vegas, Nevada 89123
(702) 361-8414

                          CYBER PUBLIC RELATIONS, INC.
                          (A Development Stage Company)


                                  BALANCE SHEET
                                  -------------


                                     ASSETS
                                     ------



                                            December      December      December
                                            31, 2000      31, 1999      31, 1998
                                            --------      --------      --------

CURRENT ASSETS
         Cash                               $  135        $  569        $    0
         Inventory                           2,808         1,363
                                            -------       -------       -------

         TOTAL CURRENT ASSETS               $2,215        $1,932        $    0
                                            -------       -------       -------

OTHER ASSETS                                $    0        $    0        $    0
                                            -------       -------       -------

         TOTAL OTHER ASSETS                 $    0        $    0        $    0
                                            -------       -------       -------

         TOTAL ASSETS                       $2,215        $1,932        $    0
                                            -------       -------       -------


    The accompanying notes are an integral part of these Financial Statements

                          CYBER PUBLIC RELATIONS, INC.
                          (A Development Stage Company)

                                  BALANCE SHEET
                                  -------------

                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------


                                            December     December     December
                                            31, 2000     31, 1999     31, 1998
                                            --------     --------     --------

CURRENT LIABILITIES

  Officers Advances (Note #5)               $    818     $    644     $     79
                                            ---------    ---------    ---------

TOTAL CURRENT LIABILITIES                   $    818     $    644     $     79
                                            ---------    ---------    ---------


STOCKHOLDERS' EQUITY (Note #4)
         Preferred stock
         $.001 par value
         Authorized 10,000,000 shares
         Issued and outstanding at

         December 31, 2000 - None           $      0

         Common stock
         $.001 par value
         Authorized 100,000,000 shares
         Issued and outstanding at

         December 31, 1998 -
         2,049,000 shares                                             $  2,049

         December 31, 1999 -
         2,049,000 shares                                $  2,049

         December 31, 2000 -
         2,199,000 shares                      2,199

         Additional paid in capital           19,791       18,441       18,441

         Deficit accumulated during
         the development stage               -20,593      -19,202      -20,569
                                            ---------    ---------    ---------


TOTAL STOCKHOLDERS' EQUITY                  $ -1,397     $  1,228     $    -79
                                            ---------    ---------    ---------


TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY                        $  2,215     $  1,932     $      0
                                            ---------    ---------    ---------


    The accompanying notes are an integral part of these Financial Statements


                               CYBER PUBLIC RELATIONS, INC.
                               (A Development Stage Company)


                                  STATEMENT OF OPERATIONS
                                  -----------------------


                             Year              Year             Year            Jun 29, 1998
                             Ended             Ended            Ended           (Inception)
                             Dec. 31,          Dec. 31,         Dec. 31,        to Dec. 31,
                             2000              1999             1998            2000
                             ----              ----             ----            ----

INCOME
     Revenue                 $        724      $      5,414     $          0    $      6,138
     Less Cost of
     Goods Sold                       362             2,707                0           3,069
                             -------------     -------------    -------------   -------------

     Gross Profit            $        362      $      2,707     $          0    $      3,069
                             -------------     -------------    -------------   -------------

EXPENSES
     General, Selling
     And Administrative      $      1,753      $      1,340     $     20,569    $     23,662
                             -------------     -------------    -------------   -------------


  TOTAL EXPENSES             $      1,753      $      1,340     $     20,569    $     23,662
                             -------------     -------------    -------------   -------------


Net Loss                     $     -1,391      $     +1,367     $    -20,569    $    -20,593
                             -------------     -------------    -------------   -------------


Net loss per share -
 Basic and diluted
 (Note #2)                   $     -.0007      $     +.0007     $     -.0102    $     -.0100
                             -------------     -------------    -------------   -------------

Weighted average
Number of common
Shares outstanding              2,083,016         2,049,000        2,019,600       2,056,857
                             -------------     -------------    -------------   -------------


         The accompanying notes are an integral part of these financial statements


                               CYBER PUBLIC RELATIONS, INC.
                               (A Development Stage Company)


                       STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                       --------------------------------------------

                                                                    Additional   Accumu-
                                        Common         Stock        paid-in      lated
                                        Shares         Amount       Capital      Deficit
                                        ------         ------       -------      -------
June 5, 1998
Issued for services                     2,000,000  $     2,000  $    18,000  $

October 20, 1998                           25,000           25          225
Issued for services                        24,000           24          216

Net loss
June 29, 1998 (inception)
December 31, 1998                                                                -20,569
                                      ------------ ------------ ------------ ------------

Balance,
December 31, 1998                       2,049,000  $     2,049  $    18,441  $   -20,569

Net loss year ended
December 31, 1999                                                                 +1,367
                                      -----------  -----------  -----------  -----------

Balance,
December 31, 1999                       2,049,000  $     2,049  $    18,441  $   -19,202

October 10, 2000
Issued for Services                       150,000          150       +1,350

Net loss year ended
December 31, 2000                                                                 -1,391
                                      -----------  -----------  -----------  -----------

Balance,
December 31, 2000                       2,199,000  $     2,199  $    19,791  $   -20,593
                                      -----------  -----------  -----------  -----------


         The accompanying notes are an integral part of these financial statements


                               CYBER PUBLIC RELATIONS, INC.
                               (A Development Stage Company)


                                  STATEMENT OF CASH FLOWS
                                  -----------------------

                             Year            Year           Jun.29,       Jun 29, 1998
                             Ended           Ended          1998, to      (Inception)
                             Dec. 31,        Dec. 31,       Dec. 31,      to Dec. 31,
                             2000            1999           1998          2000
                             ----            ----           ----          ----
Cash Flows from
Operating Activities

  Net Loss                   $   -1,391      $   +1,367     $  -20,569    $  -20,593

  Adjustment to
  Reconcile net loss
  To net cash provided
  by operating
  Activities

  Stock Issued
  For Services                   +1,500               0        +20,250       +21,750
  Inventory                        -717          -1,361              0        -2,080

Changes in assets and
Liabilities
Officers Advances                  +174            +565            +79          +818
                             ----------      ----------     ----------    ----------

Net cash used in
operating activities         $     -434      $     +569     $     -240    $     -105

Cash Flows from
investing activities                  0               0              0             0

Cash Flows from
Financing Activities

  Issuance of Common
  Stock for Cash                      0               0           +240          +240
                             ----------      ----------     ----------    ----------

Net Increase (decrease)
in cash                      $     -434      $     +569     $        0    $     +135

Cash,
Beginning of period                 569               0              0             0
                             ----------      ----------     ----------    ----------

Cash,
End of period                $     +135      $     +569     $        0    $     +135
                             ----------      ----------     ----------    ----------

         The accompanying notes are an integral part of these financial statements

                          CYBER PUBLIC RELATIONS, INC.
                          (A Development Stage Company)


                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

           December 31, 2000, December 31, 1999, and December 31, 1998


NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

         The Company was organized June 29, 1998, under the laws of the State of Florida, as CYBER PUBLIC RELATIONS, INC. The Company currently has no operations and, in accordance with SFAS #7, is considered a development stage company. The Company has a DBA, which is Galaxyblue Hair Jewelry. Its web address is galaxyblue.com.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         ACCOUNTING METHOD
         -----------------

                  The Company records income and expenses on the accrual method.

         ESTIMATES
         ---------

                  The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, at the date of the Financial Statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

         CASH AND EQUIVALENTS
         --------------------

                  The Company maintains a cash balance in a non-interest-bearing bank, which currently does not exceed federally insured limits. For the purpose of the statements of cash flows, all highly liquid investments, with the maturity of three months or less, are considered to be cash equivalents. There are no cash equivalents as of December 31, 2000.

                          CYBER PUBLIC RELATIONS, INC.
                          (A Development Stage Company)


                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                    -----------------------------------------

           December 31, 2000, December 31, 1999, and December 31, 1998


         NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         INCOME TAXES
         ------------

                  Income taxes are provided for using the liability method of accounting in accordance with Statement of Financial Accounting Standards No. 109 (SFAS #109) "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary difference between financial and tax reporting. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

         LOSS PER SHARE
         --------------

                  Net loss per share is provided in accordance with Statement of Financial Accounting Standards No. 128 (SFAS #128) "Earnings Per Share". Basic loss per share is computed by dividing losses available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted loss per share reflects per share amounts that would have resulted if dilative common stock equivalents had been converted to common stock. As of September 30, 2000, the Company had no dilative common stock equivalents such as stock options.

         YEAR END
         --------

                  The Company has selected December 31st, as its year-end.

                          CYBER PUBLIC RELATIONS, INC.
                          (A Development Stage Company)


                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                    -----------------------------------------

           December 31, 2000, December 31, 1999, and December 31, 1998

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         YEAR 2000 DISCLOSURE
         --------------------

                  The Y2K issue had no effect on this Company.


NOTE 3 - INCOME TAXES

         There is no provision for income taxes for the period ended December 31, 2000. The Company's total deferred tax asset as of December 31, 1999, is as follows:

                 Net operation loss carry-forward                   $    20,593
                 Valuation allowance                                $    20,593

                 Net deferred tax asset                             $         0


         The federal net operating loss carry-forward will expire between the years 2018 and 2020.

         This carry-forward may be limited upon the consummation of a business combination under IRC Section 381.

                          CYBER PUBLIC RELATIONS, INC.
                          (A Development Stage Company)


                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                    -----------------------------------------

           December 31, 2000, December 31, 1999, and December 31, 1998

NOTE 4 - STOCKHOLDERS' EQUITY

         COMMON STOCK
         ------------

         The authorized common stock of CYBER PUBLIC RELATIONS, INC. consists of 100,000,000 shares, with a par value of $0.001 per share.

         PREFERRED STOCK
         ---------------

         The authorized preferred stock of CYBER PUBLIC RELATIONS, INC. consists of 10,000,000 shares, with a par value of $0.001 per share.

         On July 5, 1998, the Company issued 2,000,000 shares of its $.001 par value common stock for services rendered of $20,000 or $0.01 per share.

         On October 20, 1998, the Company issued 49,000 common shares for $0.01 each, for a total of $240.00 in cash and the forgiveness of $250.00 of advance costs. The advance costs were exchanged for stock at $0.01, pursuant to Regulation D, Rule 504.

         On October 10, 2000, the Company issued 150,000 shares of its $0.001 par value common stock for services valued at $0.10 per share for a total of $1,500, pursuant to Regulation D, Rule 701.


NOTE 5 - GOING CONCERN

         The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. The stockholders/officers and or directors have committed to advancing the operating costs of the Company interest free, if necessary

                          CYBER PUBLIC RELATIONS, INC.
                          (A Development Stage Company)


                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                    -----------------------------------------

           December 31, 2000, December 31, 1999, and December 31, 1998


NOTE 6 - RELATED PARTY TRANSACTIONS

         The Company neither owns nor leases any real or personal property. An officer of the corporation provides office services without charge. Such costs are immaterial to the Financial Statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.


NOTE 7 WARRANTS AND OPTIONS

         There are no warrants or options outstanding to acquire any additional shares of common stock.


NOTE 8 - FOREIGN CURRENCY CONVERSION

         The Company maintains its books and records in United States Dollars, using accounting principles generally accepted in the United States of America. The Conversion rate from inception to December 31, 2000, has been $1.488 CD for each USD.

                                    PART III

ITEM 1.           INDEX TO EXHIBITS

Exhibit No.       Exhibit Name

3.1               Articles of Incorporation
3.2               Bylaws
10.1 Consulting Agreement between the Company and Thomas Braun dated October 10, 2000
10.2 Consulting Agreement between the Company and Anna Trinh dated October 10, 2000
23 Consent of Barry L. Friedman, independent certified public accountant


ITEM 2.           DESCRIPTION OF EXHIBITS

None.


SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    CYBER PUBLIC RELATIONS, INC.
                                                    ----------------------------
                                                    (Registrant)



Date     JANUARY 10, 2001                  By       /S/ MARIA TRINH
         --------------------------                 ----------------------------
                                                    Maria Trinh
                                                    President